RUNNER CITY LLC

Financial Statements

December 31, 2023

C O N T E N T S

Pages

Independent Accountant's Review Report …………………………………………………………..1

FINANCIAL STATEMENTS:

Balance Sheet ………………………………………………………………………………….2

Statement of Income ……………………………………………………………………………3

Statement of Cash Flows ……………………………………………………………………….4

Statement of Owners' Equity …………………………… …………………………………..5

Notes to Financial Statements ………………………………………………………………… 6&7



Roy & Associates,
CPA P.C.

Registered with the California Board of Accountancy

Independent Accountant's Review Report

To Management,

Runner City LLC

Introduction

We have reviewed the accompanying financial statements of Runner City LLC, which comprise the balance sheet as of December 31, 2023 and the related statement of income, statement of owners' equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Runner City LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion (Limited Assurance)

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Signed by:
Piyush Roy
3A687A036A154DD...

Piyush Roy, CPA
California CPA License No. 121948
December 19, 2024

Runner City LLC
Balance Sheet
As of December 31, 2023

ASSETS

	2023	2022
CURRENT ASSETS:		
Cash and cash equivalents	$ 52,090	$ 71,911
Total Current Assets	52,090	71,911
FIXED ASSETS:		
Furniture and Equipment	836	2,347
Intangible asset	134,741	134,741
Total Fixed Assets	135,577	137,088
TOTAL ASSETS	$ 187,667	$ 208,999

LIABILITIES AND OWNERS EQUITY

	2023	2022
OWNERS EQUITY		
Owner's Investment - Alok	$ 50,000	$ 50,000
Owner's Drawings - Andy	(46,796)	(18,126)
Owner's Investment - Hugh	100	100
Owner's Investment - Aaron	25,000	-
Owner's Investment - Jonathan	25,000	-
We wonder Safe	233,792	233,792
Accumulated Losses	(56,767)	(31,666)
Net Loss	(42,662)	(25,101)
Total Owners Equity	187,667	208,999
TOTAL LIABILITIES AND OWNERS EQUITY	$ 187,667	$ 208,999

The accompanying notes are an integral part of these financial statements.

Runner City LLC
Statement of Income
For the Year Ended December 31, 2023

	2023	2022
REVENUE		
Sales	$ 51,490	$ 16,684
Total Revenue	51,490	16,684
Cost of Good Sold	-	2,050
Gross Profit	51,490	14,634
OPERATING EXPENSES:		
Meals and entertainment	26,252	15,398
Web design and Maintenance	25,500	3,320
Software expenses	15,448	9,094
Professional fees/(refunds)	7,825	(20,395)
Travel	6,483	2,848
Advertising & Marketing	4,386	18,974
Phone and internet	2,770	2,346
Accounting	2,693	-
Licenses and permits	-	3,400
Event sponsorship	470	1,029
Dues and subsription	-	824
Insurance	-	753
Bank Service Charges	523	691
Office expenses	555	624
Miscellaneous	481	438
Fuel	-	324
Utilities	180	61
Auto expenses	-	33
Shipping and printing	292	-
Taxes and licenses	88	50
Depreciation	210	-
Total Operating Expenses	94,156	39,812
Other income	4	77
NET LOSS	$ (42,662)	$ (25,101)

The accompanying notes are an integral part of these financial statements.

Runner City LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

	2023	2022
Net Loss	$ (42,662)	$ (25,101)
Cash Flows Provided/Used By Operating Activities:		
Depreciation	210	-
Net Cash Provided/Used By Operating Activities	(42,452)	(25,101)
Cash Flows Provided/Used By Financing Activities:		
Increase in Owner's equity - Alok	-	20,000
Increase in Owner's equity - Aaron	25,000	-
Increase in Owner's equity - Jonathan	25,000	-
Decrease in Owner's equity - Andy	(28,670)	(18,126)
Increase in We wonder Safe	-	2,868
Net Cash Provided/Used By Financing Activities	21,330	4,742
Cash Flows Provided/Used By Investing Activities:		
(Decrease) / Increase In Fixed Assets	1,301	(121,532)
Net Cash Provided/Used By Investing Activities	1,301	(121,532)
Cash And Cash Equivalents, Beginning Of Year	71,911	213,802
Cash And Cash Equivalents, End Of Year	$ 52,090	$ 71,911

The accompanying notes are an integral part of these financial statements.

Runner City LLC
Statement of Changes in Owners Equity
For the Year Ended December 31, 2023

	Owners Equity	Accumulated losses	Total
Owner's investment - Alok	$ 50,000	$ -	$ 50,000
Owner's drawings - Andy	(18,126)	-	(18,126)
Owner's investment - Hugh	100	-	100
We wonder Safe	233,792	-	233,792
Accumulated losses	-	(31,666)	(31,666)
Net loss for the year	-	(25,101)	(25,101)
Balance at 31 December 2022	**265,766**	**(56,767)**	**208,999**
Owner's Investment - Aaron	25,000	-	25,000
Owner's Investment - Jonathan	25,000	-	25,000
Owner's drawings - Andy	(28,670)	-	(28,670)
Net loss for the year	-	(42,662)	(42,662)
Balance at 31 December 2023	$ **287,096**	$ **(99,429)**	$ **187,667**

The accompanying notes are an integral part of these financial statements.

RUNNER CITY LLC
NOTES TO THE FINANCIAL STATEMENTS
For the year ending December 31, 2023

ORGANIZATION AND NATURE OF BUSINESS

Runner City LLC (the "Company", "we", "ours", "our" or "us") was formed in accordance with Texas State Law in October, 2021. The Company is based in Austin, Texas, United States of America.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United State of America (U.S. GAAP). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary of fairly present the accompanying financial statements.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash consists of amounts on deposit at financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

Upon inception, the company elected to be taxed as an S Corporation. Accordingly, the Company's taxable income and deductions are reported by the members on the individual income tax returns. Therefore, no provision for federal or state income tax has been made by the company for the year ended December 31, 2023.

COMMITMENT AND CONTINGENCIES

Management did not specify contingent liabilities, some of contingent liabilities are, but not limited to operating lease for rent and are not considered material at the balance sheet date.

RELATED PARTY TRANSACTIONS

There were no related party transactions for the year end 2023.

REVENUE AND EXPENSE RECOGNITION

Revenue, including any applicable fees, is recognized upon the completion of services or delivery to customers, provided that pricing is fixed or determinable, and collectability is reasonably assured. Incurred expenses related to service provision are recognized as they are accrued. The Company implemented ASU No. 2014-09, "Revenue from Contracts with Customers," effective January 1, 2019. Management has determined that a legally enforceable contract with customers is established based on agreed-upon terms and conditions. Revenue recognition aligns with the completion of service milestones or delivery of products, as specified in contractual agreements. There are no significant post-service performance obligations. Recording revenue involves no significant judgment or uncertainty. The adoption of this guidance had no material impact on the Company's financial statements.


RUNNER CITY LLC
NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2023


LEASES

The Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases" (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability for most operating leases on the balance sheet. For non-public entities, this standard is effective for fiscal years beginning after December 15, 2021. Although early adoption is permitted, the Company currently does not have any leases under the scope of this new standard; therefore, it is not applicable at this time.

GOING CONCERN

The management has assessed the Company's ability to continue operations and has concluded that there is no substantial doubt about its ability to do so in the foreseeable future. Hence, the accompanying financial statements have been prepared on a going concern basis.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 19, 2024, the date which the financial statements were available.